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SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2004.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: August 26, 2004
	By	/s/ CHRISTOPHER A. MONTAGUE Name: Christopher A. Montague Title: Executive Vice President and General Counsel

3rd Quarter • 2004 • Report to Shareholders • Nine months ended July 31, 2004

TD Bank Financial Group Delivers
Solid Third Quarter Earnings, Boosts Dividend

THIRD QUARTER FINANCIAL HIGHLIGHTS

  •
  On a reported basis1, diluted earnings per share were $.86, compared with earnings per share of $.73 for the third quarter last year.

  •
  Diluted earnings per share before amortization of intangibles2 were $1.01, compared with earnings per share of $.91 for the third quarter last year.

  •
  On a reported basis, return on total common equity for the quarter was 18.4%, compared with 17.1%, for the third quarter last year.

  •
  Return on total common equity before amortization of intangibles for the quarter was 21.7%, compared with 21.4% for the third quarter last year.

  •
  Reported net income was $584 million for the quarter, compared with reported net income of $501 million for the same quarter last year.

  •
  Net income before amortization of intangibles was $683 million, compared with net income of $620 million for the same quarter last year

The diluted earnings per share figures above includes:

  •
  a non-core portfolio sectoral provision release of $65 million after-tax, (10 cents per share).

        TORONTO, August 26, 2004 — TD Bank Financial Group (TDBFG) today announced its financial results for the third quarter ended July 31, 2004. Results for the quarter reflect continued earnings growth in Personal and Commercial Banking and solid performance in Wealth Management and Wholesale Banking. The Bank also announced an increase in the quarterly dividend of 2 cents to 36 cents representing an increase of 5.9% per fully paid common share for the quarter ended October 31, 2004, payable on or after October 31, 2004.

        "The Bank delivered solid, broad-based results in the third quarter in line with our goal of generating stable, consistent earnings across all three businesses," said W. Edmund Clark, TD Bank Financial Group President and Chief Executive Officer. "The second dividend increase this year is a reflection of the Board's confidence in earnings sustainability and our commitment to returning value to shareholders." Clark also noted that the Bank's Tier 1 capital position stood at 12.3% for the quarter, up from 10.5% at the end of fiscal 2003.

THIRD QUARTER BUSINESS SEGMENT PERFORMANCE

Personal and Commercial Banking

        Personal and Commercial Banking turned in another strong quarter with earnings growth of 14% over the same quarter last year. This marks the seventh consecutive quarter of double-digit earnings growth at TD Canada Trust.

        "Personal and Commercial Banking has delivered a remarkable run of earnings growth," said Clark. "This consistency is a product of sound business strategies and a deep-rooted commitment to operational excellence."

        The successful integration of 57 Laurentian branches was completed in July. Our insurance businesses, particularly TD Meloche Monnex, continued to produce strong earnings growth in the third quarter. The third quarter marked the first full quarter that the operations acquired from Liberty Mutual have been integrated into the insurance business.

Reported results are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

2
Earnings before amortization of intangibles and reported results referenced in this report are explained in detail on page 3 under the "How the Bank Reports" section.

        Good volume growth in real estate secured lending, core banking, credit cards and small business deposits was offset by continued margin compression this quarter. Personal and Commercial loan portfolios continued to perform well with lower than expected loss rates. Lower provision for credit losses (PCL) account for $13 million of the year-over-year improvement in pre-tax earnings for the segment.

Wealth Management

        Despite flat financial markets, the Bank's Wealth Management business delivered another solid quarter. The advice-based businesses continued to see encouraging asset growth this quarter both from new customers and referrals from TD Canada Trust. Market softness impacted the discount brokerage business as trading volumes declined significantly over the previous quarter.

        "We have now seen several quarters of asset growth in our advice-based businesses, affirming the success of our integrated wealth management strategy," said Clark. "But soft markets caused many investors to stay on the sidelines for much of the quarter, impacting our discount brokerage business."

Wholesale Banking

        Wholesale Banking delivered another solid quarter. While net income was down from the first two quarters it was 20% higher than the same quarter last year.

        "Wholesale Banking continues to deliver encouraging results during what is historically a slow period for this business," said Clark. "I think we have done a good job of removing much of the volatility from TD Securities and this quarter's results speak to our success in positioning the business to deliver stable, consistent results even during periods of market weakness."

Corporate

        Continued improvements in credit quality resulted in a release of $65 million after-tax ($100 million pre-tax) in sectoral provisions.

CONCLUSION

        "I am pleased that the Bank's diverse earnings base has allowed us to maintain solid overall performance this quarter despite softer financial markets," said Clark. "All three businesses are having a great year and as a result, our earnings and dividend are up significantly year-over-year."

Forward-looking statements

From time to time, the Bank makes written and oral forward-looking statements, including in this report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding the Bank's objectives and strategies to achieve them, the outlook for the Bank's business lines, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "believe", "expect", "may" and "could". By their very nature, these statements are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences include: the credit, market, liquidity, interest rate, operational and other risks discussed in the management discussion and analysis section of this report and in other regulatory filings made in Canada and with the SEC, including the Bank's 2003 Annual Report; general business and economic conditions in Canada, the United States and other countries in which the Bank conducts business; the effect of changes in monetary policy; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; legislative and regulatory developments; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to complete and integrate acquisitions; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; technological changes; change in tax laws; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; and management's ability to anticipate and manage the risks associated with these factors and execute the Bank's strategies within a disciplined risk environment. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank's results. For more information, please see the discussion starting on page 32 of the Bank's 2003 Annual Report concerning the effect certain key factors could have on actual results. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank's forward-looking statements. The Bank does not undertake to update any forward-looking statements, written or oral, that may be made from time to time by or on its behalf.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

How the Bank Reports

        The Bank prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP), which are presented on pages 12 to 23 of this Third Quarter Report to Shareholders. The Bank refers to results prepared in accordance with GAAP as the "reported basis".

        The Bank also utilizes earnings before the amortization of intangibles to assess each of its businesses and to measure overall Bank performance. To arrive at this measure, the Bank removes amortization of intangibles from reported basis earnings. Previously the Bank reported operating cash basis earnings. Since the only distinction between operating cash basis and reported basis earnings in 2003 was the amortization of intangibles (as there were no special items), the Bank now refers to earnings before amortization of intangibles as it is a better description of this measure.

        The majority of the Bank's intangible amortization relates to the Canada Trust acquisition in fiscal 2000. The Bank excludes amortization of intangibles as this approach ensures comparable treatment with goodwill which is not amortized. Consequently, the Bank believes that earnings before amortization of intangibles provides the reader with an understanding of the Bank's results that can be consistently tracked from period to period.

        As explained, earnings before amortization of intangibles is different from reported results determined in accordance with GAAP. Earnings before amortization of intangibles and related terms used in this report are not defined terms under GAAP, and therefore may not be comparable to similar terms used by other issuers. The table below provides a reconciliation between the Bank's earnings before amortization of intangibles and its reported results.

        Reconciliation of earnings before amortization of intangibles to reported results (unaudited)

	For the three months ended		For the nine months ended
	July 31 2004	July 31 2003	July 31 2004	July 31 2003
	(millions of dollars)
Net interest income	$1,487	$1,402	$4,450	$4,237
Provision for (reversal of) credit losses	(17)	59	(313)	269
Other income	1,188	1,193	3,783	3,330
Non-interest expenses	1,755	1,697	5,619	5,807

Income before provision for income taxes and non-controlling interest	937	839	2,927	1,491
Provision for income taxes	231	196	775	468
Non-controlling interest	23	23	69	69

Net income before amortization of intangibles and preferred dividends	$683	$620	$2,083	$954
Amortization of intangibles, net of income taxes	99	119	385	379

Net income	$584	$501	$1,698	$575
Preferred dividends	19	21	61	66

Net income applicable to common shares — reported basis	$565	$480	$1,637	$509

Basic net income per common share — reported basis	$.87	$.74	$2.50	$.78
Diluted net income per common share — reported basis	.86	.73	2.48	.78
Basic net income per common share — before amortization of intangibles	1.02	.92	3.09	1.37
Diluted net income per common share — before amortization of intangibles	1.01	.91	3.06	1.36

Certain comparative amounts have been reclassified to conform with current period presentation.

Net Income

        Reported net income was $584 million for the third quarter, compared with $501 million in the same quarter last year. Reported basic earnings per share were $.87, compared with $.74 in the same quarter last year. Reported diluted earnings per share were $.86 for the quarter, compared with $.73 in the same quarter last year. Reported return on total common equity, on an annualized basis was 18.4% for the quarter compared with 17.1% last year.

        Net income before amortization of intangibles for the third quarter was $683 million, compared with $620 million for the same quarter last year. Basic earnings per share before amortization of intangibles were $1.02, compared with $.92 in the same quarter last year. Diluted earnings per share before amortization of intangibles were $1.01 for the quarter, compared with $.91 in the same quarter last year. Return on total common equity before amortization of intangibles, on an annualized basis was 21.7% for the quarter compared with 21.4% last year.

        For the nine months ended July 31, 2004, reported net income was $1,698 million, compared with $575 million in the same period last year. Reported basic earnings per share were $2.50 for the nine months ended July 31, 2004, compared with $.78 in the same period last year. Reported diluted earnings per share were $2.48 for the nine months ended July 31, 2004, compared with $.78 in the same period last year. Reported return on total common equity, on an annualized basis was 18.3% for the nine months ended July 31, 2004, compared with 6.0% last year.

        Net income before amortization of intangibles for the nine months ended July 31, 2004 was $2,083 million, compared with $954 million for the same period last year. Basic earnings per share before amortization of intangibles were $3.09 for the nine months ended July 31, 2004, compared with $1.37 in the same period last year. Diluted earnings per share before amortization of intangibles were $3.06 for the nine months ended July 31, 2004, compared with $1.36 in the same period last year. Return on total common equity before amortization of intangibles, on an annualized basis was 22.6% for the nine months ended July 31, 2004 compared with 10.4% last year.

Economic Profit and Return on Invested Capital

        The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is net income before amortization of intangibles less preferred dividends and a charge for average invested capital. Average invested capital is equal to average common equity plus the average cumulative after-tax amounts of goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the Capital Asset Pricing Model. The charge represents an assumed minimum return required by common shareholders on the Bank's invested capital. The Bank's goal is to achieve positive and growing economic profit.

        Return on invested capital (ROIC) is net income before amortization of intangibles less preferred dividends, divided by average invested capital. ROIC is a variation on the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank's goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.

        Economic profit and ROIC are not defined terms under GAAP, and therefore may not be comparable to similar terms used by other issuers. The table on the following page provides a reconciliation between the Bank's economic profit and net income before amortization of intangibles. Earnings before amortization of intangibles and related terms are discussed in the "How the Bank Reports" section.

Reconciliation of economic profit (loss) and net income before amortization of intangibles

	For the three months ended		For the nine months ended
	July 31 2004	July 31 2003	July 31 2004	July 31 2003
	(millions of dollars)
Average common equity	$12,195	$11,107	$11,944	$11,397
Average cumulative amount of goodwill/intangible amortization, net of income taxes	2,894	2,429	2,782	2,363

Average invested capital	$15,089	$13,536	$14,726	$13,760
Rate charged for invested capital	10.7%	10.9%	10.7%	10.9%

Charge for invested capital[1]	405	372	1,180	1,148
Net income before amortization of intangibles less preferred dividends	664	599	2,022	888

Economic profit (loss)[1]	$259	$227	$842	$(260)

Return on invested capital[1]	17.5%	17.6%	18.3%	8.4%

1
Includes a charge of $26 million after-tax for the past amortization of goodwill that became impaired during the second quarter of 2003.

Net Interest Income

        Net interest income on a reported basis was $1,487 million this quarter, an increase of $85 million from the same quarter last year. The increase related primarily to Wholesale Banking, where trading-related net interest income increased and dividend income from the Bank's equity portfolio was higher compared with last year. Net interest income also increased due to growth in margin lending and customer deposits in Wealth Management's Discount Brokerage businesses. Strong volume growth in Personal and Commercial Banking partly offset by lower margins also contributed to the increase in net interest income.

        For the nine months ended July 31, 2004, net interest income on a reported basis was $4,450 million, an increase of $213 million from the same period last year. The increase primarily related to Wholesale Banking and Wealth Management where the change was due to similar reasons noted above for the current quarter. In addition, results from recently acquired Laurentian branches in Personal and Commercial Banking added to growth.

        Beginning in fiscal 2004, the Bank no longer discusses net interest income on a taxable equivalent basis (TEB) at the total Bank level, as it is not useful at that level. However, on a segmented basis, the Bank continues to report net interest income on a TEB. For further details, see the introductory discussion in the Bank's Management's Discussion and Analysis of TD's Businesses on page 10.

Other Income

        Other income on a reported basis was $1,188 million for the quarter, a decrease of $5 million from the same quarter last year.

        Self-directed brokerage revenues decreased $44 million compared with the same quarter a year ago due to lower trading volumes. Average trades per day decreased 21% to 87,000 from 110,000 a year ago. However, mutual fund management fees increased by $20 million as a result of an increase in assets under management relating to higher sales volumes.

        The investment securities portfolio realized net gains of $44 million this quarter compared with $18 million in the same quarter last year. The improvement is largely a result of stronger market conditions resulting in improved exit opportunities in the merchant banking portfolio. Gains or losses on derivative and loan sales in the non-core lending portfolio improved from a $13 million loss last year to a $40 million gain this quarter, a result of improved credit conditions which have resulted in higher market valuations of the derivative positions and loans sold during the quarter. However, trading income reported in other income decreased by $56 million compared with the same quarter last year as a result of weaker interest rate related trading. Trading-related income (which is the total of trading income reported in other income and the net interest income on trading positions reported in net interest income) increased by $56 million. This was largely a result of improved results in the equity trading businesses, which suffered losses last year. Capital market fee revenues (which includes revenues from mergers and acquisitions, underwriting and equity sales commissions) decreased $37 million compared with the same quarter a year ago, due to weaker performance for some of the debt capital market businesses. Corporate credit fees also decreased by $18 million due to a reduction in assets in the core and non-core lending portfolios.

        Insurance revenues increased by $52 million compared with the same quarter last year, primarily due to strong volume growth and reduced loss frequency. Income from loan securitizations and card services remained relatively flat as compared with the same period last year.

        For the nine months ended July 31, 2004, other income on a reported basis was $3,783 million, an increase of $453 million from the same period last year.

        Self-directed brokerage revenues increased by $103 million for the nine months ended July 31, 2004 compared with the same period a year ago due to an overall increase in trading volumes. Growth in mutual fund management fees was $56 million from the same period a year ago due to similar reasons previously noted for the quarter. During the nine months ended July 31, 2003, the Bank recorded write downs of $39 million in other income as a result of other than temporary impairments in certain international wealth management joint ventures. There were no such write downs during the nine months ended July 31, 2004.

        The investment securities portfolio realized net gains of $148 million for the nine months ended July 31, 2004 compared with no net gains or losses in the same period last year. Gains or losses on derivative and loan sales improved from a $94 million loss last year to a $52 million gain for the nine months ended July 31, 2004. The fluctuations were mainly a result of the same reasons previously noted for the quarter. However, trading income for the nine months ended July 31, 2004 decreased by $204 million. Trading-related income decreased by $27 million. Revenue from foreign exchange, equity products and interest rate and credit products have all declined marginally. Corporate credit fees decreased by $76 million. The Bank also incurred $40 million of losses, net of accrual costs, related to the adoption of the new hedging relationships guideline for the nine months ended July 31, 2004.

        Insurance revenues for the nine months ended July 31, 2004 increased by $117 million compared with the same period a year ago. The fluctuation was largely a result of the same reasons previously noted for the quarter. Income from loan securitizations increased by $147 million whereas card services decreased by $53 million as compared with the same period last year.

Non-Interest Expenses

        Expenses before amortization of intangibles for the quarter increased by $58 million to $1,755 million or 3% from the same quarter last year. Personal and Commercial Banking expenses increased primarily due to the integration of the Laurentian branches into the TD Canada Trust network and growth in the insurance business while underlying expenses remained well controlled and relatively flat. Expenses increased in Wholesale Banking as a result of higher variable compensation expenses related to improved performance and increased support expenses. On a reported basis, expenses increased by $24 million for the quarter from a year ago to $1,907 million. In the third quarter 2004, the impact of the amortization of intangibles on the Bank's reported before tax expenses was $152 million compared with $186 million in the same quarter a year ago.

        The Bank's efficiency ratio before amortization of intangibles weakened to 65.6% in the current quarter from 65.4% in the same quarter a year ago. The Bank's consolidated efficiency ratio is impacted by shifts in its business mix. The efficiency ratio is viewed as a more relevant measure for Personal and Commercial Banking, which had an efficiency ratio before amortization of intangibles of 57.8% this quarter, compared with 58.3% a year ago. On a reported basis, the Bank's overall efficiency ratio improved to 71.3% from 72.6% in the same quarter a year ago.

        For the nine months ended July 31, 2004, expenses before amortization of intangibles decreased by $188 million to $5,619 million from the same period last year. The decline in expenses is primarily a result of $624 million of goodwill write downs and $92 million of restructuring costs included in prior period figures that related to the international unit of the Bank's wealth management business and the Bank's U.S. equity options business in Wholesale Banking. The decrease was partially offset by an increase in expenses in Corporate due to the recognition of $300 million of losses relating to contingent litigation reserves in the second quarter 2004. Also, expenses in Wealth Management increased as a result of higher business volumes in Discount Brokerage, Investment Advice and Financial Planning. Expenses in Personal and Commercial Banking and Wholesale Banking increased mostly due to the same reasons noted above for the quarter. On a reported basis, expenses for the nine months ended July 31, 2004 decreased by $301 million from the same period a year ago to $6,103 million. For the nine months ended July 31, 2004, the impact of the amortization of intangibles on the Bank's reported before tax expenses was $484 million, compared with $597 million in the same period last year.

        The Bank's efficiency ratio before amortization of intangibles for the nine months ended July 31, 2004 improved to 68.2% from 76.7% in the same period a year ago. On a reported basis, the Bank's overall efficiency ratio for the nine months ended July 31, 2004 improved to 74.1% from 84.6% in the same period a year ago.

Taxes

        On a reported basis, the Bank's effective tax rate was 22.7% for the third quarter, compared with 19.8% in the same quarter a year ago. The Bank's effective tax rate based on earnings before amortization of intangibles was 24.7% for the quarter compared with 23.4% a year ago. The change in the effective tax rates is due to a change in the Bank's business mix and tax adjustments this quarter.

        The Bank's effective tax rate, on a reported basis, was 27.7% for the nine months ended July 31, 2004, compared with 28.0% in the same period a year ago. Based on earnings before amortization of intangibles, the effective tax rate was 26.5% for the nine months ended July 31, 2004, compared with 31.4% in the same period a year ago. The tax rate before amortization of intangibles for the nine months ended July 31, 2004 is lower this year because amortization of intangibles is a lower portion of net income.

Balance Sheet

        Total assets were $309 billion at the end of the third quarter 2004, $36 billion higher than October 31, 2003. Increased positions in securities and securities purchased under resale agreements represented $22 billion and $8 billion of the increase, respectively. Consumer instalment and other personal loans increased by $7 billion from year end to reach $50 billion. At the end of the third quarter, residential mortgages remained relatively unchanged at $52 billion. Bank-originated securitized assets not included on the balance sheet amounted to $19 billion, unchanged from year end.

        Wholesale deposits increased by $19 billion and securities sold short or under repurchase agreements increased by $7 billion as compared with October 31, 2003. Personal non-term deposits increased by $7 billion while personal term deposits decreased by $1 billion.

        The Bank also enters into structured transactions on behalf of clients which results in assets being recorded on the Bank's Consolidated Interim Balance Sheet for which market risk has been transferred to third parties via total return swaps. As at July 31, 2004, assets under such arrangements amounted to $13 billion, unchanged from year end. The Bank also acquires market risk on certain assets via total return swaps, without acquiring the cash instruments directly. Assets under such arrangements amounted to $5 billion as at July 31, 2004, compared with $6 billion as at October 31, 2003. Market risk for all such positions is tracked and monitored, and regulatory market risk capital is maintained.

Managing Risk

Credit Risk and Provision for (Reversal of) Credit Losses

        During the third quarter 2004, the Bank recorded a $17 million reversal of credit losses, compared with a provision of $59 million in the same quarter last year. Conditions in the lending area have continued to improve from those at the time that the Bank took sectoral provisions, and as a result of these conditions and reduced exposures the Bank has released $100 million from the sectoral provisions. This decrease was somewhat offset by provisions for credit losses recorded in Personal and Commercial Banking during the quarter of $92 million.

        For the nine months ended July 31, 2004, the Bank recorded a $313 million reversal of credit losses, compared with a provision of $269 million in the same period last year. The decrease in the provision for credit losses for the nine months ended July 31, 2004 primarily related to the release of $500 million in sectoral allowances previously established for the non-core lending portfolio and a general allowance reversal of $67 million.

Interest Rate Risk

        The objective of interest rate risk management for the non-trading portfolio is to ensure stable and predictable earnings are realized over time. In this context, the Bank has adopted a disciplined hedging approach to profitability management for its asset and liability positions including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:

  •
  minimizing the impact of interest rate risk on net interest income and economic value within Personal and Commercial Banking; and

  •
  measuring the contribution of each product on a risk adjusted, fully-hedged basis, including the impact of financial options granted to customers.

        The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at July 31, 2004, an immediate and sustained 100 basis point increase in rates would have decreased the economic value of shareholders' equity by $120 million after-tax.

Liquidity Risk

        The Bank holds a sufficient amount of liquidity to fund its obligations as they come due under normal operating conditions as well as under various stress scenarios with a base case that defines the minimum amount of liquidity that must be held at all times. The surplus liquid asset position is total liquid assets less the Bank's maturing wholesale funding, potential non-wholesale deposit run-off and contingent liabilities coming due in 90 days. As at July 31, 2004, the Bank's consolidated surplus liquid asset position up to 90 days was $17.6 billion, compared with a surplus liquid asset position of $8.7 billion on October 31, 2003. The Bank ensures that it meets the requirements by managing its cash flows and holding highly liquid assets that can be readily converted into cash. The Bank manages liquidity on a global basis, ensuring the prudent management of liquidity risk in all its operations. In addition to a large base of stable retail and commercial deposits, the Bank has an active wholesale funding program including asset securitization. This funding is highly diversified as to source, type, currency and geographical location.

Market Risk

        The Bank manages market risk in its trading books by using several key controls. The Bank's market risk policy sets out detailed limits for each trading business, including Value at Risk (VaR), stress test, stop loss, and limits on profit and loss sensitivity to various market factors. Policy controls are augmented through active oversight by independent market risk staff and frequent management reporting. VaR is a statistical loss threshold which should not be exceeded on average more than once in 100 days. It is also the basis for regulatory capital for market risk. The table below presents average and end-of-quarter general market risk VaR usage for the three and nine months ended July 31, 2004, as well as for the fiscal 2003 average. The Bank backtests its VaR by comparing it to daily net trading revenue. For the three and nine months ended July 31, 2004, daily net trading revenues were positive for 89.2% and 93.8% of the trading days, respectively. Losses never exceeded the Bank's statistically predicted VaR for the total of the Bank's trading-related businesses.

Value at Risk Usage — Wholesale Banking

	For the three months ended	For the three months ended	For the nine months ended	For the twelve months ended
	July 31, 2004 As at	July 31, 2004 Average	July 31, 2004 Average	Oct. 31, 2003 Average
	(millions of dollars)
Interest rate risk	$(9.0)	$(7.6)	$(9.2)	$(17.0)
Equity risk	(4.1)	(5.0)	(5.8)	(6.8)
Foreign exchange risk	(3.7)	(4.0)	(2.7)	(2.9)
Commodity risk	(.8)	(.9)	(.9)	(.9)
Diversification effect	6.5	7.5	6.8	10.2

General Market Value at Risk	$(11.1)	$(10.0)	$(11.8)	$(17.4)

Capital

        As at July 31, 2004, the Bank's Tier 1 capital ratio was 12.3%, compared with 10.5% at October 31, 2003. Risk-weighted assets decreased by $9 billion compared with October 31, 2003, principally from reductions in risk-weighted assets from market risk. Effective February 1, 2004, the Office of the Superintendent of Financial Institutions has approved phased implementation of the Bank's Interest Rate Specific VaR model for the calculation of regulatory capital. This replaces the Bank for International Settlements standardized model approach. Interest Rate Specific VaR is a measure of the potential loss associated with trading positions due to a credit rating change or credit default. Tier 1 capital increased by $1 billion compared with October 31, 2003. Tier 1 capital increases were achieved notwithstanding repurchasing common shares during the nine month period at a cost of $350 million, and the redemption and cancellation of $225 million in outstanding Class A First Preferred Shares, Series H (see Note 5 of the Consolidated Interim Financial Statements).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF TD'S BUSINESSES

        The Bank's operations and activities are organized around the following operating business segments: Personal and Commercial Banking, Wholesale Banking, and Wealth Management. Results of each business segment reflect revenues, expenses, assets and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on earnings before amortization of intangibles and, where applicable, the Bank notes that the measure is before amortization of intangibles. For example, revenue is not affected by the amortization of intangibles, but expenses are affected by the amortization of intangibles. This measure is only relevant in the Personal and Commercial Banking, and Wealth Management segments as there are no intangibles allocated to the Wholesale Banking and Corporate segments. For further details see the "How the Bank Reports" section in the Bank's Management's Discussion and Analysis of Operating Performance on page 3. For information concerning the Bank's measures of economic profit and return on invested capital, see page 4 in Management's Discussion and Analysis of Operating Performance. Segmented information also appears in Note 9 of the Bank's Consolidated Interim Financial Statements.

        Net interest income, primarily within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income such as dividends is adjusted to its equivalent before tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions.

Personal and Commercial Banking

        Personal and Commercial Banking had record earnings this quarter as solid revenue growth and improved credit loss performance offset higher expenses related to acquisitions. Net income before amortization of intangibles of $381 million for the third quarter increased by $46 million or 14% from the prior year. Return on invested capital increased from 19% last year to 21% this quarter. Personal and Commercial Banking continued to create additional shareholder value by generating economic profit of $210 million during the quarter, an increase of $36 million or 21% over last year.

        Revenue grew by $82 million or 5% over last year. The home and auto insurance business of TD Meloche Monnex continued to be a significant factor in revenue growth through strong volume growth, improved loss rates and the impact of the acquisition of operations from Liberty Mutual Group. The other main contributors to revenue growth were the acquisition of branches from Laurentian Bank, improved mutual fund sales through the branches as well as strong volume growth in real estate secured lending, credit cards, core banking and small business deposits. These areas of growth were partly offset by lower margins, a loss on disposal of Automated Banking Machine equipment (see Note 11 of the Consolidated Interim Financial Statements), and adjustments for credit card customer reward programs.

        As compared with the same quarter last year (before the impact of the Laurentian branch acquisition), personal lending volume (including securitizations) grew by $10 billion or 9%, primarily from real estate secured lending, while personal deposit volume grew $3 billion or 4%. Business deposits grew by $3 billion or 11% and originated gross insurance premiums grew by $69 million or 18% (before the impact of the acquisition of Liberty Mutual). Business loans and acceptances contracted by $1 billion or 7%. The acquisition of Laurentian Bank branches added $2 billion of lending volume and $2 billion of deposit volume. As of May 2004, personal market share (loans, deposits and mutual funds) was 21.0% down .04% from the third quarter of fiscal 2003. Absent the branch acquisition, market share would have declined by .35%. Customer satisfaction as measured by the retail branch Customer Satisfaction Index was 86.7%, an improvement of .5% compared with the prior quarter and .8% compared with the prior year.

        Margin on average earning assets decreased from 3.26% last year to 3.03% with margins narrowing on deposits from a combination of competitive pricing, customers moving balances to lower margin accounts and the low interest rate environment. Each of these factors contributed to the margin decline in approximately equal amounts.

        Provision for credit losses (PCL) for the quarter decreased by $13 million or 12% compared with last year as personal and small business delinquency rates improved and credit quality remained strong in the commercial portfolio. PCL as a percent of annualized lending volume continued at a cyclically low rate of .26% down from .33% last year.

        Expenses before amortization of intangibles increased by $40 million or 5% compared with last year. Underlying expenses continued to be well managed as the branch and insurance acquisitions contributed $45 million to expense growth. The integration of the 57 Laurentian Bank branches into the TD Canada Trust network, involving approximately 140,000 customer accounts, was successfully completed in July. Business volumes in TD Meloche Monnex, real estate secured lending origination and systems development projects also contributed to expense growth. Offsetting these factors were higher severance and Wal-Mart in-store branch closure costs in the prior year. Base staffing levels were down 500 full time equivalent from last year and the efficiency ratio improved from 58.3% last year to 57.8% this quarter.

        The outlook for revenue growth from both TD Meloche Monnex (including the impact of the acquisition) and personal and small business volumes, particularly in real estate secured lending, core banking and small business deposits, remains positive. However, margin compression is also expected to continue to be a negative factor. Expense management, including achieving synergies from the Laurentian branch integration, continues to be a priority as does implementing process improvements to increase sales capacity and improve customer experience.

Wholesale Banking

        Net income was $133 million in the third quarter, an increase of $23 million from $110 million in the third quarter of last year. The return on invested capital for the quarter was 22% compared with 16% in the same quarter of last year. Economic profit for the quarter was $53 million compared with $20 million in the same quarter last year.

        Wholesale Banking's revenues are derived primarily from capital markets, investing and corporate lending activities. Revenue for the quarter was $540 million, compared with revenue of $482 million in the same quarter of last year. Revenue from the equity investment portfolios improved significantly relative to last year because of higher dividends received and higher net security gains on improved market conditions. Capital markets revenues, which include advisory, underwriting, trading, facilitation and execution services were marginally higher, largely due to higher trading-related revenue, particularly in the equity structured products businesses due to weak results last year. This was partially offset by weaker equity markets, which resulted in lower underwriting fees.

        Provisions for credit losses were $12 million in the quarter, an increase of $9 million from $3 million in the third quarter of 2003. Provisions for credit losses in the Wholesale Banking segment were modified in the first quarter 2004 and reclassified on a retroactive basis to include the cost of credit protection incurred in hedging the lending portfolio. The provision for credit losses of $12 million is attributed solely to costs of credit protection. The credit quality of the portfolio remains strong as there have been no credit losses in the core lending portfolio in Wholesale Banking since the fourth quarter of 2002.

        Wholesale Banking currently holds $5.0 billion in notional credit default swap protection, a decrease of $.5 billion from the end of last quarter due to maturities. Wholesale Banking continues to proactively manage its credit risk and has achieved a significantly improved risk profile. The cost of credit protection included in this segment represents the accrual cost of this protection. The change in market value of this protection, in excess of the accrual cost, is reported in the Corporate segment.

        Risk-weighted assets (RWA) of the Wholesale Banking segment were $32 billion this quarter, a decrease of $3 billion compared with last quarter and a decrease of $14 billion compared with last year. The reduction compared with last year is a result of a decrease in both market and credit risk. The market risk RWA reduction reflects the impact of implementing the new Interest Rate Specific VaR model for the trading businesses, while the reduction in credit risk RWA is largely a result of a decline in the size of the lending portfolio.

        Expenses were $340 million, an increase of $33 million from $307 million last year. This is largely a result of higher variable compensation related to stronger performance in the capital markets businesses.

        This was another solid quarter for Wholesale Banking, building on the excellent results of the first half of this year. Wholesale Banking continues to make excellent progress on its long term strategies of increasing domestic market share, growing the global products business, strategically allocating capital within the segment, and strengthening credit and market risk management.

Wealth Management

        Wealth Management's net income before amortization of intangibles for the third quarter 2004 was $80 million, a decline of $2 million from the same quarter last year. The return on invested capital for the quarter was 11%, a small decrease from the same quarter last year. The economic loss for the quarter was $7 million, an increase of $1 million over the third quarter of 2003.

        Total revenue increased $6 million from the prior year to $620 million due to growth in net interest income and Mutual Fund management fees, offset by a decline in trading volumes. The growth in net interest income resulted from higher margin loans and customer deposits in Discount Brokerage while 14% growth in Mutual Fund assets under management resulted in an increase in management fees. Discount Brokerage trades per day for the quarter were 87,000, a decrease of 21% from 110,000 a year ago.

        Expenses before the amortization of intangibles were $502 million in the third quarter, an increase of $7 million from the same quarter in 2003. The increase resulted from higher trailer payments to sellers of TD Mutual Funds with the growth in assets under management offset by cost reductions in Discount Brokerage associated with the decline in trading volumes.

        Assets under management of $126 billion at July 31, 2004 increased $13 billion from October 31, 2003 due to strong sales of mutual funds. Assets under administration totaled $283 billion at the end of the third quarter, increasing $24 billion from October 31, 2003 due to the addition of new assets in Discount Brokerage, Investment Advice and Financial Planning.

Corporate

        During the current quarter, the Corporate segment reported net income of $89 million. The results include income relating to a $100 million ($65 million after-tax) sectoral allowance release and $47 million ($30 million after-tax) of additional income in the non-core lending portfolio. In addition, the Corporate segment reported interest on income tax refunds of $19 million ($12 million after-tax). This was partially offset by the costs associated with treasury activities and net unallocated revenues, expenses and taxes.

CONSOLIDATED INTERIM BALANCE SHEET

(unaudited)

	As at
	July 31 2004	Oct. 31 2003
	(millions of dollars)
Assets
Cash and non-interest-bearing deposits with other banks	$1,836	$1,468
Interest-bearing deposits with other banks	8,400	6,251

	10,236	7,719

Securities purchased under resale agreements	25,401	17,475

Securities
Investment	33,653	24,775
Trading	67,702	54,890

	101,355	79,665

Loans
Residential mortgages	51,528	52,566
Consumer instalment and other personal	49,812	43,185
Business and government	23,251	24,319

	124,591	120,070
Allowance for credit losses (Note 2)	(1,369)	(2,012)

Loans (net of allowance for credit losses)	123,222	118,058

Other
Customers' liability under acceptances	5,701	6,645
Trading derivatives' market revaluation	26,163	28,451
Intangible assets	2,286	2,737
Goodwill	2,308	2,263
Land, buildings and equipment	1,221	1,417
Other assets	11,300	9,102

	48,979	50,615

Total assets	$309,193	$273,532

Liabilities
Deposits
Personal	$111,564	$105,996
Banks	16,501	11,958
Business and government	83,439	64,926

	211,504	182,880

Other
Acceptances	5,701	6,645
Obligations related to securities sold short	19,413	15,346
Obligations related to securities sold under repurchase agreements	10,934	7,845
Trading derivatives' market revaluation	26,556	28,000
Other liabilities	14,490	12,568

	77,094	70,404

Subordinated notes and debentures (Note 4)	5,671	5,887

Non-controlling interest in subsidiaries	1,250	1,250

Contingent liabilities and commitments (Note 11)
Shareholders' equity
Capital stock (Note 5)
Preferred	1,309	1,535
Common (millions of shares issued and outstanding 653.0 in Q3, 2004 and 656.3 in Q4, 2003)	3,245	3,179
Contributed surplus (Note 6)	17	9
Foreign currency translation adjustments	(73)	(130)
Retained earnings	9,176	8,518

	13,674	13,111

Total liabilities and shareholders' equity	$309,193	$273,532

Certain comparative amounts have been reclassified to conform with current period presentation.

CONSOLIDATED INTERIM STATEMENT OF OPERATIONS

(unaudited)

	For the three months ended		For the nine months ended
	July 31 2004	July 31 2003	July 31 2004	July 31 2003
	(millions of dollars)
Interest income
Loans	$1,734	$1,962	$5,191	$5,793
Securities
Dividends	219	181	629	539
Interest	691	638	2,149	2,070
Deposits with banks	100	59	343	141

	2,744	2,840	8,312	8,543

Interest expense
Deposits	934	1,052	2,844	3,240
Subordinated notes and debentures	76	59	234	165
Other obligations	247	327	784	901

	1,257	1,438	3,862	4,306

Net interest income	1,487	1,402	4,450	4,237
Provision for (reversal of) credit losses (Note 2)	(17)	59	(313)	269

Net interest income after provision for (reversal of) credit losses	1,504	1,343	4,763	3,968

Other income
Investment and securities services	520	579	1,785	1,565
Credit fees	96	113	263	331
Net investment securities gains	44	18	148	—
Trading income (loss)	(75)	(19)	(78)	126
Service charges	170	168	503	476
Loan securitizations (Note 3)	90	60	308	161
Card services	51	74	152	205
Insurance, net of claims	164	112	418	301
Trust fees	20	19	60	55
Other	108	69	224	110

	1,188	1,193	3,783	3,330

Net interest and other income	2,692	2,536	8,546	7,298

Non-interest expenses
Salaries and employee benefits (Note 7)	957	959	2,871	2,817
Occupancy including depreciation	158	178	455	483
Equipment including depreciation	144	150	401	473
Amortization of intangible assets	152	186	484	597
Restructuring costs (reversal)	—	5	(7)	92
Goodwill impairment	—	—	—	624
Other (Note 11)	496	405	1,899	1,318

	1,907	1,883	6,103	6,404

Income before provision for income taxes	785	653	2,443	894
Provision for income taxes	178	129	676	250

Income before non-controlling interest in subsidiaries	607	524	1,767	644
Non-controlling interest in net income of subsidiaries	23	23	69	69

Net income	584	501	1,698	575
Preferred dividends	19	21	61	66

Net income applicable to common shares	$565	$480	$1,637	$509

Average number of common shares outstanding (millions)
Basic	653.1	651.3	654.9	648.5
Diluted	657.4	655.3	659.7	652.4
Earnings per common share
Basic	$.87	$.74	$2.50	$.78
Diluted	.86	.73	2.48	.78

Certain comparative amounts have been reclassified to conform with current period presentation.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited)

	For the nine months ended
	July 31 2004	July 31 2003
	(millions of dollars)
Preferred shares
Balance at beginning of period	$1,535	$1,485
Translation adjustment on shares issued in a foreign currency	—	(23)
Proceeds from share issues	—	550
Share redemptions (Note 5)	(225)	(477)
Impact of shares (acquired) sold in Wholesale Banking (Note 1 (c))	(1)	—

Balance at end of period	1,309	1,535

Common shares
Balance at beginning of period	3,179	2,846
Proceeds from shares issued on exercise of options	82	28
Proceeds from shares issued as a result of dividend reinvestment plan	96	204
Impact of shares (acquired) sold in Wholesale Banking (Note 1 (c))	(74)	—
Repurchase of common shares (Note 5)	(38)	—

Balance at end of period	3,245	3,078

Contributed surplus
Balance at beginning of period	9	—
Stock option expense (Note 6)	8	7

Balance at end of period	17	7

Foreign currency translation adjustments
Balance at beginning of period	(130)	418
Foreign exchange gains (losses) from investments in subsidiaries and other items	171	(1,044)
Foreign exchange gains (losses) from hedging activities	(88)	1,012
(Provision for) benefit of income taxes	(26)	(306)

Balance at end of period	(73)	80

Retained earnings
Balance at beginning of period	8,518	8,292
Net income	1,698	575
Preferred dividends	(61)	(66)
Common dividends	(655)	(545)
Termination of equity based compensation plan	(24)	—
Premium paid on repurchase of common shares (Note 5)	(312)	—
Other	12	(9)

Balance at end of period	9,176	8,247

Total common equity	12,365	11,412

Total shareholders' equity	$13,674	$12,947

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(unaudited)

	For the three months ended		For the nine months ended
	July 31 2004	July 31 2003	July 31 2004	July 31 2003
	(millions of dollars)
Cash flows from (used in) operating activities
Net income	$584	$501	$1,698	$575
Adjustments to determine net cash flows
Provision for (reversal of) credit losses	(17)	59	(313)	269
Restructuring costs (reversal)	—	5	(7)	98
Depreciation	70	79	211	227
Amortization of intangible assets	152	186	484	597
Goodwill impairment	—	—	—	624
Write down of investment in joint ventures	—	—	—	39
Stock option expense	3	2	8	7
Net investment securities gains	(44)	(18)	(148)	—
Changes in operating assets and liabilities
Future income taxes	(75)	(2)	(149)	(155)
Current income taxes payable	118	189	(671)	603
Interest receivable and payable	(161)	5	(152)	127
Trading securities	(1,505)	(1,484)	(12,812)	(11,605)
Unrealized gains and amounts receivable on derivatives contracts	3,264	1,131	2,288	(2,028)
Unrealized losses and amounts payable on derivatives contracts	(2,629)	(1,887)	(1,444)	1,455
Other	(155)	2,365	667	3,713

Net cash from (used in) operating activities	(395)	1,131	(10,340)	(5,454)

Cash flows from (used in) financing activities
Deposits	(36)	(13,205)	28,624	9,438
Securities sold under repurchase agreements	(1,982)	(8,293)	3,089	5,165
Securities sold short	2,845	358	4,067	2,625
Issuance of subordinated notes and debentures	—	903	—	905
Repayment of subordinated notes and debentures	(4)	(3)	(156)	(10)
Subordinated notes and debentures (acquired) sold in Wholesale Banking	(32)	—	(67)	—
Translation adjustment on subordinated notes and debentures issued in a foreign currency	(23)	(18)	7	(95)
Common shares issued on exercise of options	11	7	82	28
Common shares issued as a result of dividend reinvestment plan	9	71	96	204
Common shares (acquired) sold in Wholesale Banking	(46)	—	(74)	—
Repurchase of common shares	(87)	—	(350)	—
Preferred shares (acquired) sold in Wholesale Banking	8	—	(1)	—
Issuance of preferred shares	—	—	—	550
Redemption of preferred shares	(225)	(251)	(225)	(477)
Dividends paid on — preferred shares	(19)	(21)	(61)	(66)
— common shares	(222)	(183)	(655)	(545)

Net cash from (used in) financing activities	197	(20,635)	34,376	17,722

Cash flows from (used in) investing activities
Interest-bearing deposits	(481)	(677)	(2,149)	(1,629)
Activity in investment securities
Purchases	(11,415)	(2,161)	(26,914)	(18,586)
Proceeds from maturities	991	2,101	2,920	5,318
Proceeds from sales	9,263	2,507	15,264	13,711
Activity from lending activities
Origination and acquisitions	(20,460)	(58,103)	(64,072)	(118,251)
Proceeds from maturities	16,648	56,214	52,716	113,356
Proceeds from sales	913	402	3,046	799
Proceeds from loan securitizations	1,426	3,721	3,459	6,376
Land, buildings and equipment	61	(43)	(15)	(36)
Securities purchased under resale agreements	3,581	15,754	(7,926)	(13,583)

Net cash from (used in) investing activities	527	19,715	(23,671)	(12,525)

Effect of exchange rate changes on cash and cash equivalents	(8)	(21)	3	(97)

Net changes in cash and cash equivalents	321	190	368	(354)
Cash and cash equivalents at beginning of period	1,515	1,358	1,468	1,902

Cash and cash equivalents at end of period represented by cash and non-interest-bearing deposits with other banks	$1,836	$1,548	$1,836	$1,548

Supplementary disclosure of cash flow information
Amount of interest paid during the period	$1,351	$1,529	$4,035	$4,469
Amount of income taxes paid during the period	329	77	1,484	205
Dividends per common share	$.34	$.28	$1.00	$.84

Certain comparative amounts have been reclassified to conform with current period presentation.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

        These Consolidated Interim Financial Statements should be read in conjunction with the Bank's Consolidated Financial Statements for the year ended October 31, 2003. The Consolidated Interim Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of application as the Bank's Consolidated Financial Statements for the year ended October 31, 2003 except as discussed in Note 1. The Consolidated Interim Financial Statements include all adjustments which are, in the opinion of management, necessary to a fair presentation of the results for the periods presented.

Note 1:    Changes in accounting policy

(a)   Hedging relationships

        As of November 1, 2003, the Bank prospectively adopted the Canadian Institute of Chartered Accountants (CICA) accounting guideline on hedging relationships. This guideline sets out the criteria that must be met in order to apply hedge accounting for derivatives. The guideline provides detailed guidance on the identification, designation, documentation and effectiveness of hedging relationships, for purposes of applying hedge accounting, and the discontinuance of hedge accounting.

        The Bank's non-trading derivatives that have been designated in a hedging relationship have been considered effective under the guideline. However, ineffective hedging relationships and hedges not designated in a hedging relationship have been carried at fair value and will result in earnings volatility. The earnings impact of derivatives not qualifying for hedge accounting was a $26 million after-tax loss for the nine months ended July 31, 2004.

        As a result of implementing the guideline, the Bank's credit default swap portfolio with a November 1, 2003 notional value of $4 billion no longer qualifies for hedge accounting and has been carried at fair value. The resulting transitional loss of $32 million has been deferred and will be recognized in income in the same period as the corresponding gains, losses, revenues or expenses associated with the original hedged item.

        Also, as of November 1, 2003, the Bank changed its accounting policy for interest rate commitments to account for them at fair value. The corresponding hedges of the interest rate commitments are also carried at fair value. The upfront commitment cost, net of pay offs, is deferred and amortized over the life of the underlying mortgage. The Bank does not expect any earnings volatility to result from this change in accounting policy.

(b)   Equity-linked deposit contracts

        As of November 1, 2003, the Bank prospectively adopted a new CICA accounting guideline on equity-linked deposit contracts. The guideline pertains to certain of the Bank's deposit obligations that vary according to the performance of certain equity levels or indices, may be subject to a guaranteed minimum redemption amount and have an embedded derivative. As a result, the Bank accounts for the embedded derivative of such variable obligations at fair value with changes in fair value reflected in income as they arise. A transition adjustment of $103 million was completely offset by the recognition of the fair value of derivatives used to hedge the derivative embedded in the equity-linked deposit contract. The Bank does not expect any future earnings volatility to result from this change in accounting policy, as the embedded derivatives are effectively hedged.

(c)   Generally accepted accounting principles

        As of November 1, 2003, the Bank prospectively adopted a new CICA accounting standard on generally accepted accounting principles. The new accounting standard establishes standards for financial reporting and describes what constitutes Canadian generally accepted accounting principles and its sources. The standard also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures, when a matter is not dealt with explicitly in the primary sources of generally accepted accounting principles. The new accounting standard resulted in shares of the Bank held as economic hedges in the Bank's trading portfolio being reclassified from trading assets to a deduction from common and preferred equity. For the nine months ended July 31, 2004, the Bank deducted $75 million from equity related to shares of the Bank held in Wholesale Banking. The effect of this change is not material to the Consolidated Interim Statement of Operations.

(d)   Impairment of long-lived assets

        As of November 1, 2003, the Bank prospectively adopted the CICA accounting standard on impairment of long-lived assets. The new standard requires that impairment of long-lived assets be measured as the amount by which the asset's carrying value exceeds fair value. There was no impairment of the Bank's long-lived assets under the new standard.

Note 2:    Allowance for credit losses

        The Bank's allowance for credit losses at July 31, 2004 and July 31, 2003 is shown in the table below.

	July 31, 2004				July 31, 2003
	Specific allowance	General allowance	Sectoral allowance	Total	Specific allowance	General allowance	Sectoral allowance	Total
	(millions of dollars)
Balance at beginning of year	$487	$984	$541	$2,012	$1,074	$1,141	$1,285	$3,500
Provision for (reversal of) credit losses	254	(67)	(500)	(313)	309	—	(40)	269
Transfer from sectoral to specific	5	—	(5)	—	501	—	(501)	—
Write-offs[1]	(555)	—	—	(555)	(1,175)	—	—	(1,175)
Recoveries	93	—	138	231	91	—	37	128
Other, including foreign exchange rate changes	8	—	(14)	(6)	(91)	—	(83)	(174)

Allowance for credit losses at end of period	$292	$917	$160	$1,369	$709	$1,141	$698	$2,548

1
For the nine months ended July 31, 2004, there were no write-offs related to restructured loans (nine months ended July 31, 2003 — $24 million).

Note 3: Loan securitizations

        The following table summarizes the Bank's securitization activity for the three months ended July 31, 2004 and July 31, 2003. In most cases the Bank retained the responsibility for servicing the assets securitized.

	July 31, 2004			July 31, 2003
	Residential mortgage loans	Credit card loans	Commercial mortgage loans	Residential mortgage loans	Credit card loans	Commercial mortgage loans[1]
	(millions of dollars)
Proceeds from new securitizations	$1,663	$1,300	$—	$2,339	$1,500	$294
Retained rights to future excess interest	36	24	—	75	27	—
Gain on sale, net of transaction fees and expenses[2]	—	22	—	47	18	14
Cash flows received on interests retained	40	—	2	21	—	—

1
The Bank retained the rights to future excess interest, subordinated tranches and a cash reserve account on $9 million of the securitized commercial mortgage loans.

2
For term loans (residential mortgage and commercial mortgage loans), the gain on sale is before the effects of hedges on assets sold.

        The key assumptions used to value the sold and retained interests are shown in the table below.

	July 31, 2004			July 31, 2003
	Residential mortgage loans	Credit card loans	Commercial mortgage loans	Residential mortgage loans	Credit card loans	Commercial mortgage loans
Prepayment rate[1]	20.0%	39.4%	—%	20.0%	36.5%	5.0%
Excess spread[2]	.7	12.2	—	1.1	11.6	—
Discount rate	5.4	4.4	—	6.4	3.9	4.8
Expected credit losses[3]	—	3.2	—	—	3.3	.1

1
Represents monthly payment rate for credit card loans.

2
The excess spread for credit card loans reflects the net portfolio yield, which is interest earned less funding costs and losses.

3
There are no expected credit losses for residential mortgage loans as these mortgages are government guaranteed.

        During the third quarter 2004, there were maturities of previously securitized loans and receivables of $1,537 million (Q3, 2003 — $412 million). As a result, the net proceeds from loan securitizations were $1,426 million (Q3, 2003 — $3,721 million).

Note 4: Subordinated notes and debentures

        On December 15, 2003, the Bank repaid $150 million of 8.0% subordinated debentures that matured.

        In addition, from January 2004 to July 2004, the Bank repaid upon maturity $6 million of debentures, with various interest rates.

Note 5: Capital stock

	July 31 2004	Oct. 31 2003
	(thousands of shares)
Preferred shares[1] issued by the Bank:
Class A — Series H	—	9,000
Class A — Series I	16	16
Class A — Series J	16,375	16,384
Class A — Series M	14,000	14,000
Class A — Series N	8,000	8,000

Preferred shares issued by TD Mortgage Investment Corporation:
Series A	350	350

Common shares[2] — outstanding	652,960	656,261
Options to purchase common shares — outstanding	22,696	24,380

1
9 preferred shares held by Bank subsidiaries have been deducted from equity and 341 preferred shares have been sold during the quarter.

2
1,735 common shares held by Bank subsidiaries have been deducted from equity and 1,005 common shares have been acquired during the quarter.

        On March 2, 2004, the Bank commenced a normal course issuer bid, effective for up to one year, to repurchase for cancellation up to 10 million common shares, representing approximately 1.5% of the Bank's outstanding common shares. A copy of the notice of the bid may be obtained, without charge, by contacting the Shareholder Relations department as set out on page 24 of this report. During the nine months ended July 31, 2004, 7.6 million shares were repurchased at a cost of $350 million.

        On May 3, 2004, the Bank redeemed and cancelled all the outstanding Class A First Preferred Shares, Series H at the price of $25.00 per share together with declared and unpaid dividends of $.014589 per share for the three day period ended May 3, 2004.

Note 6: Stock-based compensation

        For the nine months ended July 31, 2004, the Bank recognized a compensation expense of $8 million for stock option awards in the Consolidated Interim Statement of Operations. The fair value of options granted was estimated at the date of grant using the Black-Scholes valuation model with the following assumptions: risk-free rate of 4.10%, expected option life of 5 years, expected volatility of 27.6% and expected dividend yield of 2.93%. During the nine months ended July 31, 2004, 2.4 million of options were granted with a weighted average fair value of $9.26 per option.

Note 7: Employee future benefits

        The Bank's principal pension plan and non-pension post-retirement benefit plan expenses are as follows:

Pension expense for principal pension plan

	For the three months ended		For the nine months ended
	July 31 2004	July 31 2003	July 31 2004	July 31 2003
	(millions of dollars)
Service cost — benefits earned	$8	$8	$29	$23
Interest cost on projected benefit obligation	23	23	70	68
Expected return on plan assets	(25)	(21)	(76)	(64)
Amortization of net actuarial losses	4	3	12	9
Amortization of prior service costs	(1)	—	1	1

Total	$9	$13	$36	$37

Non-pension post-retirement benefit expense

	For the three months ended		For the nine months ended
	July 31 2004	July 31 2003	July 31 2004	July 31 2003
	(millions of dollars)
Service cost — benefits earned	$2	$2	$7	$6
Interest cost on projected benefit obligation	5	4	14	12

Total	$7	$6	$21	$18

        For the three and nine months ended July 31, 2004, the Bank has contributed $12 million and $33 million, respectively to its principal pension plan (2003 — $112 million and $139 million, respectively). As at July 31, 2004, the Bank expects to contribute an additional $11 million to its principal pension plan by the end of the fiscal year. However, future contribution amounts may change upon the Bank's review of the current contribution levels during the fourth quarter. For the three and nine months ended July 31, 2004, the Bank has contributed $2 million and $6 million, respectively to its post-retirement benefit plans (2003 — $2 million and $5 million, respectively). As at July 31, 2004, the Bank expects to contribute an additional $2 million to its post-retirement benefits plan by the end of the fiscal year.

Note 8:    Earnings per common share

	For the three months ended		For the nine months ended
	July 31 2004	July 31 2003	July 31 2004	July 31 2003
	(millions of dollars)
Basic earnings per common share
Net income	$584	$501	$1,698	$575
Preferred dividends	19	21	61	66

Net income applicable to common shares	565	480	1,637	509
Average number of common shares outstanding (millions)	653.1	651.3	654.9	648.5
Basic earnings per common share	$.87	$.74	$2.50	$.78

Diluted earnings per common share
Net income applicable to common shares	$565	$480	$1,637	$509
Average number of common shares outstanding (millions)	653.1	651.3	654.9	648.5
Stock options potentially exercisable as determined under the treasury stock method[1]	4.3	4.0	4.8	3.9

Average number of common shares outstanding — diluted	657.4	655.3	659.7	652.4
Diluted earnings per common share	$.86	$.73	$2.48	$.78

1
For Q3, 2004, all options outstanding were included in the computation of diluted earnings per common share as the options' exercise prices were less than the average market prices of the Bank's common shares. For Q3, 2003, the computation of diluted earnings per common share excluded weighted average options outstanding of 12,096,010 with a weighted exercise price of $38.99 as the options' exercise price was greater than the average market price of the Bank's common shares.

Note 9:    Segmented information

        The Bank's operations and activities are organized around the following businesses: Personal and Commercial Banking, Wholesale Banking and Wealth Management. Results for these segments for the three and nine months ended July 31, 2004 and July 31, 2003 are presented in the following tables.

Results by business segment

	Personal and Commercial Banking		Wholesale Banking[1,2]		Wealth Management		Corporate[1,2]		Total
For the three months ended	July 31 2004	July 31 2003	July 31 2004	July 31 2003	July 31 2004	July 31 2003	July 31 2004	July 31 2003	July 31 2004	July 31 2003
	(millions of dollars)
Net interest income	$1,042	$1,031	$422	$343	$131	$113	$(108)	$(85)	$1,487	$1,402
Provision for (reversal of) credit losses	92	105	12	3	—	—	(121)	(49)	(17)	59
Other income	537	466	118	139	489	501	44	87	1,188	1,193
Non-interest expenses before amortization of intangibles	913	873	340	307	502	495	—	22	1,755	1,697

Income before provision for (benefit of) income taxes and non-controlling interest	574	519	188	172	118	119	57	29	937	839
Provision for (benefit of) income taxes	193	184	55	62	38	37	(55)	(87)	231	196
Non-controlling interest in net income of subsidiaries	—	—	—	—	—	—	23	23	23	23

Net income — before amortization of intangibles	$381	$335	$133	$110	$80	$82	$89	$93	$683	$620

Amortization of intangibles, net of income taxes									99	119

Net income — reported basis									$584	$501

Total assets (billions of dollars)
— balance sheet	$121.0	$113.3	$148.3	$149.8	$25.1	$20.4	$14.8	$18.7	$309.2	$302.2
— securitized	29.4	24.3	—	.1	—	—	(10.4)	(5.9)	19.0	18.5

	Personal and Commercial Banking		Wholesale Banking[1,2]		Wealth Management		Corporate[1,2]		Total
For the nine months ended	July 31 2004	July 31 2003	July 31 2004	July 31 2003	July 31 2004	July 31 2003	July 31 2004	July 31 2003	July 31 2004	July 31 2003
	(millions of dollars)
Net interest income	$3,091	$3,062	$1,247	$1,004	$374	$314	$(262)	$(143)	$4,450	$4,237
Provision for (reversal of) credit losses	285	332	29	7	—	—	(627)	(70)	(313)	269
Other income	1,543	1,328	500	551	1,629	1,357	111	94	3,783	3,330
Non-interest expenses before amortization of intangibles	2,706	2,590	1,028	1,366	1,545	1,761	340	90	5,619	5,807

Income (loss) before provision for (benefit of) income taxes and non-controlling interest	1,643	1,468	690	182	458	(90)	136	(69)	2,927	1,491
Provision for (benefit of) income taxes	546	518	209	48	157	89	(137)	(187)	775	468
Non-controlling interest in net income of subsidiaries	—	—	—	—	—	—	69	69	69	69

Net income (loss) — before amortization of intangibles	$1,097	$950	$481	$134	$301	$(179)	$204	$49	$2,083	$954

Amortization of intangibles, net of income taxes									385	379

Net income — reported basis									$1,698	$575

1
The Wholesale Banking and Corporate segment results have been restated to reflect the transfer of the non-core lending portfolio to the Corporate segment.

2
The taxable equivalent basis adjustment is reflected in the Wholesale Banking segment's results and eliminated in the Corporate segment.

Note 10:    Reconciliation of Canadian and United States generally accepted accounting principles

        The accounting principles followed by the Bank including the accounting requirements of the Superintendent of Financial Institutions Canada conform with Canadian generally accepted accounting principles (Canadian GAAP).

        Significant differences between Canadian GAAP and United States generally accepted accounting principles (U.S. GAAP) are described in the Bank's 2003 Annual Report with their impact detailed below.

Net Income

	For the nine months ended July 31
	2004	2003
	(millions of dollars)
Net income based on Canadian GAAP	$1,698	$575
Employee future benefits	(2)	(5)
Restructuring costs	—	(10)
Variable interest entities	(9)	(8)
Non-controlling interest in TD Mortgage Investment Corporation	(19)	(17)
Available for sale securities	1	88
Derivative instruments and hedging activities	(81)	(19)
Guarantees	(11)	(8)
Asset retirement obligations	(3)	—
Other	(5)	—

Net income based on U.S. GAAP	1,569	596
Preferred dividends	42	49

Net income applicable to common shares based on U.S. GAAP	$1,527	$547

Average number of common shares outstanding (millions)
Basic — U.S. GAAP	648.9	648.5
— Canadian GAAP	654.9	648.5

Diluted — U.S. GAAP	653.7	652.4
— Canadian GAAP	659.7	652.4

Basic earnings per common share — U.S. GAAP	$2.35	$.84
— Canadian GAAP	2.50	.78

Diluted earnings per common share — U.S. GAAP	$2.34	$.84
— Canadian GAAP	2.48	.78

Consolidated Interim Statement of Comprehensive Income

	For the nine months ended July 31
	2004	2003
	(millions of dollars)
Net income based on U.S. GAAP	$1,569	$596
Other comprehensive income, net of income taxes
Net change in unrealized gains and losses on available for sale securities	(119)	117
Reclassification to earnings in respect of available for sale securities	5	(84)
Change in unrealized foreign currency translation gains and losses	57	(338)
Change in gains and losses on derivative instruments designated as cash flow hedges	(178)	96
Reclassification to earnings of gains and losses on cash flow hedges	22	50

Comprehensive income	$1,356	$437

Condensed Consolidated Interim Balance Sheet

	As at July 31
	2004			2003
	Canadian GAAP	Adjustments	U.S. GAAP	Canadian GAAP	Adjustments	U.S. GAAP
	(millions of dollars)
Assets
Cash resources and other	$10,236	$—	$10,236	$7,813	$—	$7,813
Securities purchased under resale	25,401	—	25,401	26,643	—	26,643
Securities	101,355	1,814	103,169	93,359	1,769	95,128
Loans (net)	123,222	5,881	129,103	120,078	4,895	124,973
Derivatives' market revaluation	26,163	1,469	27,632	27,767	3,437	31,204
Other assets	22,816	160	22,976	26,555	113	26,668

Total assets	$309,193	$9,324	$318,517	$302,215	$10,214	$312,429

Liabilities
Deposits	$211,504	$350	$211,854	$198,628	$—	$198,628
Derivatives' market revaluation	26,556	1,113	27,669	27,409	4,212	31,621
Other liabilities	50,538	2,227	52,765	56,838	696	57,534
Subordinated notes and other	5,671	5,921	11,592	5,143	4,749	9,892
Non-controlling interest	1,250	10	1,260	1,250	350	1,600

Total liabilities	295,519	9,621	305,140	289,268	10,007	299,275

Shareholders' equity
Preferred shares	1,309	(350)	959	1,535	(350)	1,185
Common shares	3,245	(204)	3,041	3,078	13	3,091
Contributed surplus	17	3	20	7	26	33
Foreign currency translation	(73)	117	44	80	(36)	44
Retained earnings	9,176	138	9,314	8,247	177	8,424
Accumulated other comprehensive income	—	(1)	(1)	—	377	377

Total shareholders' equity	13,674	(297)	13,377	12,947	207	13,154

Total liabilities and shareholders' equity	$309,193	$9,324	$318,517	$302,215	$10,214	$312,429

Consolidation of variable interest entities

        As of January 31, 2004, the Bank prospectively adopted the U.S. interpretation on the consolidation of variable interest entities (VIEs). The interpretation required the Bank to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and if so, consolidate them.

        As a result of this interpretation, the Bank consolidated $6 billion in assets as at July 31, 2004. This adjustment consisted of multi-seller conduits where the Bank assists clients in securitizing their financial assets through VIEs administered through the Bank. The Bank consolidated these VIEs given that it absorbs the majority of their expected losses through its provision of liquidity, credit enhancement and swap facilities as well as through the variability of certain fees received. The creditors have recourse to all the assets in the VIEs but not the general credit of the Bank. The net income impact of this adjustment was not significant.

        The Bank also holds significant variable interests in certain VIEs where it is not considered the primary beneficiary. The first of these is a multi-seller conduit which the Bank created in fiscal 1999 with $3 billion of assets. While probability of loss is negligible, the Bank's maximum potential exposure to loss for this conduit is $3 billion as of July 31, 2004 (through sole provision of liquidity facilities only available in the event of a general market disruption).

        The second is a single-seller conduit which the Bank created in fiscal 2000 with $3 billion of assets. The Bank's maximum potential exposure to loss for this conduit is $3 billion as of July 31, 2004 (through sole provision of liquidity facilities only available in the event of a general market disruption), however, the probability of loss is negligible.

        The Bank also enters into structured transactions on behalf of clients. Beginning in fiscal 2001, the Bank sold trading assets to certain third party managed multi-seller conduits as a source of cost effective funding as well as to manage regulatory capital. As part of the transactions, the Bank maintained its exposure to the assets through derivative contracts executed with the conduits. The Bank's maximum exposure to the entity is limited to the $3 billion notional value of the specified assets sold.

Note 11:    Contingent liabilities and commitments

  (a)
  During the second quarter 2004, the Bank added $300 million to its contingent litigation reserves. The Bank is a party to certain Enron-related actions. Several of these matters are in the early stages of litigation and given the size of the claims there is exposure to additional loss. The Bank will regularly assess its position as events progress. In addition, the Bank and its subsidiaries are involved in various legal actions in the ordinary course of business, many of which are loan-related.

  (b)
  During the quarter, the Bank entered into an agreement with an external party whereby the external party will operate the Bank's Automated Banking Machines (ABMs) network for seven years at a total projected cost of $424 million. Future minimum capital lease commitments for ABMs will be $18 million for 2005, $12 million for 2006, $12 million for 2007, $11 million for 2008, $10 million for 2009 and $17 million for 2010 and thereafter.

Note 12:    Future accounting changes

Consolidation of variable interest entities

        The Canadian Accounting Standards Board has issued proposed amendments to its guideline on the consolidation of variable interest entities (VIEs) in order to harmonize with a recently revised U.S. Financial Accounting Standards Board interpretation. The revised guideline is effective for the Bank in fiscal 2005. The following summarizes the Bank's assessment of the primary impact of adopting the revised guideline. Note 10, the Reconciliation of Canadian and U.S. generally accepted accounting principles provides details of the adoption of the U.S. interpretation.

Single-seller conduits

        The Bank will consolidate securitized bank-originated assets of $300 million.

Multi-seller conduits

        The Bank will consolidate third party originated assets of approximately $6 billion. The Bank continues to investigate restructuring alternatives for these third party originated assets.

Innovative Capital Structures

        The Bank will no longer consolidate one of its innovative capital structures — TD Capital Trust Securities — Series 2012, which accounts for $350 million of Tier 1 capital. Although the Bank has voting control it is not deemed the primary beneficiary under the VIEs rules. For regulatory capital purposes, the Bank's innovative capital structures have been grandfathered by the Superintendent of Financial Institutions Canada, and the Bank's capital ratios are unaffected.

Other financial transactions

        The Bank is also involved with other entities and/or structures such as investment vehicles and continues to assess the impact of the new guideline on these transactions.

Liabilities and equity

        The CICA issued amendments to its accounting standard on financial instruments — disclosure and presentation which are effective for the Bank in fiscal 2005. As a result of these amendments, the Bank will be required to classify its existing preferred shares and innovative Tier 1 capital as liabilities. The Bank's preferred dividends will therefore be reported as interest expense and earnings attributable to common shares will be unaffected. For regulatory capital purposes, the existing capital instruments of the Bank have been grandfathered by the Superintendent of Financial Institutions Canada, and the Bank's capital ratios are unaffected.

Asset retirement obligations

        In fiscal 2003, the CICA issued an accounting standard on asset retirement obligations that is applicable to the Bank in fiscal 2005. The standard harmonizes Canadian GAAP with current U.S. GAAP and requires that a liability for an asset retirement obligation related to a long-lived asset be recognized in the period in which it is incurred and recorded at fair value.

Merchant banking accounting

        During 2003, the Canadian Accounting Standards Board amended its accounting standard on subsidiaries to disallow an enterprise acquired with the clearly demonstrated intention that it would be disposed of in the foreseeable future to be considered a temporary investment. As a result, beginning in fiscal 2005, the Bank will commence equity accounting for investments held within the merchant banking portfolio where it has significant influence. The Bank currently does not expect this change in accounting to result in a significant net income impact.

Note 13:    Subsequent event

        On August 26, 2004, the Bank announced a definitive agreement to acquire a 51% interest in Banknorth Group Inc. for total consideration of approximately $5 billion. Consideration is expected to be 60% cash and 40% common shares of the Bank. Banknorth is a public company with approximately $38 billion in assets. The acquisition is subject to approval by regulators and Banknorth shareholders, and if approved, is expected to close February 2005.

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services
Call the Shareholders Relations department at (416) 944-6367 or toll free at 1-866-756-8936 or e-mail tdshinfo@td.com.
Shareholder information is also available by calling toll free in Canada or the United States:
1-800-4NEWS-TD (1-800-463-9783).
In Toronto, call:
(416) 982-NEWS [(416) 982-6397].

Internet website: www.td.com
Internet e-mail: customer.service@td.com

General Information
Contact Corporate & Public Affairs
(416) 982-8578

Products and services: Contact TD Canada Trust,
24 hours a day, seven days a week:
1-866-222-3456
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

Annual Meeting
Wednesday, March 23, 2005

Online Investor Presentation: Full financial statements and a presentation to investors and analysts (available on August 26) are accessible from the home page of the TD Bank Financial Group website, www.td.com/investor/calendar.jsp.

Webcast of Call: A live audio and video internet webcast of TD Bank Financial Group's quarterly earnings conference call with investors and analysts is scheduled on August 26, 2004 at 10:30 a.m. EDT. The call is webcast via the TD Bank Financial Group website at www.td.com. In addition, recordings of the presentations are archived on TD's website and will be available for replay for a period of at least one month.

Quarterly Earnings Conference Call: Instant replay of the teleconference is available from August 27, 2004 to September 23, 2004. Please call 1-877-289-8525 toll free, in (416) 640-1971, passcode 21091683 (pound key).

Software Required for Webcast: A Netscape Navigator 4.5 or Microsoft Internet Explorer 4.0 browser or better is required to access the webcast via the internet. Real Player is also required to access the webcast. To download Real Player, go to www.real.com.

ABOUT TD BANK FINANCIAL GROUP

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group (TDBFG). In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: personal and commercial banking including TD Canada Trust; wealth management including the global operations of TD Waterhouse; and wholesale banking including TD Securities, operating in a number of key financial centres around the globe. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$309 billion in assets as at July 31, 2004. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol 'TD.'

FURTHER INFORMATION

Dan Marinangeli, Executive Vice President and Chief Financial Officer (416) 982-8002
Scott Lamb, Vice President, Investor Relations (416) 982-5075
Neil Parmenter, Senior Manager, External Communications (416) 308-0836

Thursday, August 26, 2004

TD BANK FINANCIAL GROUP DECLARES DIVIDENDS
AND INCREASES COMMON SHARE DIVIDEND RATE

        TORONTO — The Toronto-Dominion Bank today announced that a dividend in an amount of thirty-six cents (36¢) per fully paid common share in the capital stock of the Bank has been declared for the quarter ending October 31, 2004, payable on and after October 31, 2004 to shareholders of record at the close of business on September 16, 2004. This represents an increase in the quarterly dividend of 2 cents or 5.9 per cent compared with last quarter.

        In lieu of receiving their dividends in cash, holders of TD Bank common shares may choose to have their dividends reinvested in additional common shares of the Bank in accordance with the Dividend Reinvestment Plan (the "Plan").

        Under the Plan, the Bank determines whether the additional common shares are purchased in the open market or issued by the Bank from treasury. At this time, the Bank has decided to continue to issue shares from treasury with no discount from the Average Market Price (as defined in the Plan).

        Any registered holder of record wishing to join the Plan can obtain an Enrolment Form from CIBC Mellon Trust Company (1-800-387-0825) or on the Bank's website, www.td.com/investor/drip.jsp. Beneficial or non-registered holders of TD Bank common shares must contact their financial institution or broker to participate.

        In order to participate in time for this dividend, Enrolment Forms for registered holders must be in the hands of CIBC Mellon Trust Company at P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9 before the close of business on September 15, 2004. Beneficial or non-registered holders must contact their financial institution or broker for instructions on how to participate in advance of the above date.

        The Bank also announced that dividends have been declared on the following Non-cumulative Redeemable Class A First Preferred Shares of the Bank, payable on and after October 31, 2004 to shareholders of record at the close of business on October 8, 2004:

  •
  Series I, in an amount per share of $0.01;

  •
  Series J, in an amount per share of $0.31875;

  •
  Series M, in an amount per share of $0.29375; and

  •
  Series N, in an amount per share of $0.2875.

For more information contact:	Kim Japp-Delaney Manager, Shareholder Relations Legal Department (416) 944-6367 Toll free 1-866-756-8936
Neil Parmenter Senior Manager, External Communications Corporate & Public Affairs (416) 308-0836

QuickLinks

SIGNATURES
  THIRD QUARTER FINANCIAL HIGHLIGHTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE
MANAGEMENT'S DISCUSSION AND ANALYSIS OF TD'S BUSINESSES
CONSOLIDATED INTERIM BALANCE SHEET
CONSOLIDATED INTERIM STATEMENT OF OPERATIONS
CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)